Exhibit 99.5

EXECUTION VERSION

*** Certain information in this document has been excluded pursuant to Regulation S-K, Item 601(b)(10). Such excluded information is not material and is the type the registrant treats as private or confidential. Such omitted information is indicated by brackets (“[Redacted]”) in this exhibit. ***

LOCK-UP AGREEMENT

This LOCK-UP AGREEMENT (this “Agreement”) is entered into on April 1, 2026 by and between:

(1)	Cango Inc., a Cayman Islands exempted company whose registered office is at 89 Nexus Way, Camana Bay, Grand Cayman, KY1-9009, Cayman Islands and whose Class A ordinary shares are listed on the NYSE under the symbol “CANG” (the “Company”), and

(2)	DL Holdings Group Limited, a Cayman Islands exempted company whose registered office is at Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman, KY1-1111, Cayman Islands and whose shares are listed on the Main Board of The Stock Exchange of Hong Kong Limited (stock code: 1709) (“Purchaser”).

Each of the parties to this Agreement shall be referred to individually herein as a “Party” and, collectively, as the “Parties”. Any capitalized term used but not otherwise defined in this Agreement shall have the meaning ascribed to such term in the Purchase Agreement (as defined below).

WHEREAS, on April 1, 2026, the Company and the Purchaser entered into a Securities Purchase Agreement (as it may be amended in accordance with the terms thereof, the “Purchase Agreement”), pursuant to which upon the Closing thereunder, among others, the Purchaser will purchase a convertible note in the form attached as Exhibit A to the Purchase Agreement (the “Note”); and

WHEREAS, pursuant to the terms of the Purchase Agreement, and in view of the valuable consideration to be received by the Purchaser thereunder, the Parties desire to enter into this Agreement, pursuant to which the Conversion Shares (all such securities, together with any securities paid as dividends or distributions with respect to such securities or into which such securities are exchanged or converted, the “Restricted Securities”) shall become subject to limitations on disposition as set forth herein.

NOW, THEREFORE, in consideration of the premises set forth above, which are incorporated in this Agreement as if fully set forth below, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the Parties hereby agree as follows:

1.            Lock-Up Provisions.

(a)            From and after the date of issuance of any Conversion Share and ending on the one-year anniversary of such date (such period, the “Lock-up Period” with respect to such Conversion Share), without the prior written consent of the Company, the Purchaser (the “Restricted Party”) may not, and shall cause its Affiliates to not, directly or indirectly, Transfer such Conversion Share, or enter into any contract, option or other agreement with respect to, or consent to, a Transfer of, such Conversion Share or the Restricted Party’s voting or economic interest therein. For the avoidance of doubt, where the Purchaser effects a partial conversion of the Note, the Lock-Up Period with respect to the Conversion Shares issued in respect of such partial conversion shall run independently of any Lock-Up Period with respect to the Conversion Shares issued upon any prior or subsequent conversion. Any Transferor’s attempted Transfer of any Conversion Share not made in compliance with this Section 1 shall be null and void ab initio, and the purported transferee in any such Transfer shall not be treated (and the purported transferor shall continue to be treated) as the owner of such Conversion Share for all purposes of this Agreement and the constitutional documents of the Company.

(b)            Notwithstanding the foregoing, the Transfer restrictions in this Section 1(a) shall not apply to:

i.	Transfers of the Conversion Shares by the Restricted Party to its Affiliates; provided, that in the case of any Transfer pursuant to this Section 1(b)i, (A) the transferee shall be bound by the Transfer restrictions hereunder by delivering to the Company a written undertaking in form and substance reasonably satisfactory to the Company and (B) if such transferee at any time ceases to be an Affiliate of the transferor, the transferee shall Transfer such Conversion Shares either (x) back to such transferor or (y) to another Affiliate of such transferor, in each case subject to this Agreement.

ii.	Transfers of the Conversion Shares by the Restricted Party through will or intestacy, or to immediate family members, to any trust for the direct or indirect benefit of the Restricted Party (or if the Restricted Party is a trust, to a trustor or beneficiary of the trust or to the estate of a beneficiary of such trust; for purposes of this letter, “immediate family” shall mean any relationship by blood, current or former marriage, domestic partnership or adoption, not more remote than first cousin); provided, that in the case of any Transfer pursuant to this Section 1(b)ii, the transferee shall be bound by the Transfer restrictions hereunder by delivering to the Company a written undertaking in form and substance reasonably satisfactory to the Company;

iii.	pledge of the Conversion Shares by the Restricted Party pursuant to a margin account or as security for debt financing of the Restricted Party so long as no foreclosure will occur before the expiration of the Lock-up Period with respect to such Conversion Shares; or

iv.	Transfers pursuant to a bona fide third-party tender offer, merger, consolidation or other similar transaction made to all holders of the Class A Ordinary Shares involving a Change of Control of the Company, provided that, in each case, such transaction has been approved by the board of directors of the Company and in the event that such tender offer, merger, consolidation or other similar transaction is not completed, the Restricted Party and the Conversion Shares beneficially owned by it shall remain subject to Transfer restrictions in this Section 1.

(c)            The Restricted Party agrees not to circumvent or otherwise avoid the Transfer restrictions set forth in this Agreement by entering into any arrangement the purpose or effect of which is to transfer the beneficial ownership of any Conversion Shares during the applicable Lock-up Period (including but not limited to causing or effecting, directly or indirectly, the Transfer, sale or issuance of any equity securities of or by the Restricted Party or any other Person). For the avoidance of doubt, none of the following shall, in and of itself, constitute a circumvention of this Agreement or a Transfer of Conversion Shares, provided that it does not result in any direct or indirect transfer of the beneficial ownership of any Conversion Shares: (i) any internal reorganization or restructuring that does not change the ultimate beneficial controller of the Restricted Party, or (ii) any issuance or transfer of equity securities by any listed parent of the Restricted Party not specifically linked to, secured against, or structured with reference to the Conversion Shares.

(d)            For purpose of this Agreement,

i.	“Affiliate” means, as applied to any Person, any other Person directly or indirectly Controlling, Controlled by, or under common Control with, that Person.

ii.	“Change of Control” shall mean the consummation of any bona fide third-party transfer (whether by tender offer, merger, consolidation or other similar transaction), in one transaction or a series of related transactions, to a person or group of affiliated persons of the Company’s voting securities if, after such transfer, such person or group of affiliated persons would acquire more than 50% of the total voting power of the voting securities of the Company (or the surviving entity).

iii.	“Control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ability to exercise voting power, by contract or otherwise. “Controlling” and “Controlled” have meanings correlative thereto.

iv.	“Encumbrances” means any security interest, pledge, hypothecation, mortgage, lien (including environmental and tax liens), violation, charge, lease, license, encumbrance, servient easement, adverse claim, reversion, reverter, preferential arrangement, preemptive right, option, right of first refusal, conditional sale, community property interest, equitable interest, restrictive covenant, condition or restriction of any kind, including any restriction on the use, voting, transfer, receipt of income or other exercise of any attributes of ownership.

v.	“Transfer” means directly or indirectly sell, give, assign, tender, grant, offer, exchange, charge, hypothecate, pledge, encumber, grant a security interest in or otherwise dispose of, or suffer to exist (whether by gift, merger or operation of law or otherwise) any Encumbrance on, any equity securities or any right, title or interest therein or thereto (including pursuant to any derivative contract or other contractual or legal arrangement having the effect of transferring any or all of the economic benefits or other rights or benefits of ownership).

2.            Miscellaneous.

(a)            Notices. All notices, requests, demands, claims, and other communications hereunder shall be in writing. Any notice, request, demand, claim, or other communication hereunder shall be deemed duly given or served (i) when delivered personally to the recipient, (ii) when sent, if sent by electronic mail or facsimile (if provided), during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient’s next Business Day, and in each such case upon confirmation of receipt by the intended recipient or when sent with no undeliverable email or other undeliverable or rejection notice, (iii) one (1) Business Day after being sent to the recipient by reputable overnight courier service (charges prepaid), or (iv) five (5) Business Days after being mailed to the recipient by certified or registered mail, return receipt requested and postage prepaid, and, in each case, addressed to the intended recipient at its address specified on the signature page hereof or to such electronic mail address or address as subsequently modified by written notice given in accordance with this Section 2(a). A courtesy electronic copy of any notice sent by methods (i), (iii) or (iv) above shall also be sent to the recipient via electronic mail if provided in the applicable signature page hereof or to an electronic mail address as subsequently modified by written notice given in accordance with this Section 2(a). For the purposes of this Agreement, “Business Day” means any day other than a Saturday, Sunday or other day on which commercial banks in Hong Kong, New York, or the Cayman Islands are authorized or required by Applicable Law to be closed for business.

(b)            Amendment. This Agreement may not be amended, modified, waived or terminated except by an instrument in writing, signed by each of the Parties.

(c)            Company Cooperation. Upon the expiration or earlier termination of the applicable Lock-up Period with respect to any Conversion Shares pursuant to this Agreement, the Company shall promptly cooperate to effect any permitted Transfer of such Conversion Shares, including causing its transfer agent to remove any stop-transfer instructions or legends imposed solely pursuant to this Agreement.

(d)            Entire Agreement. This Agreement (including the exhibits or schedules hereto) constitutes the entire agreement, and supersedes all other prior agreements, understandings, representations and warranties, both written and oral, among the Parties, with respect to the subject matter hereof.

(e)            Successors and Assigns. The provisions of this Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors and permitted assigns. No Party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the prior written consent of the other Party.

(f)            Severability. If any provision of this Agreement shall be invalid, illegal or unenforceable, the validity, legality or enforceability of the remaining provisions of this Agreement shall not in any way be affected or impaired thereby and shall continue in full force and effect.

(g)            Counterparts. This Agreement may be executed and delivered in one or more counterparts (including by facsimile or electronic mail or in .pdf) and by different parties in separate counterparts, with the same effect as if all Parties had signed the same document. All counterparts so executed and delivered shall be construed together and shall constitute one and the same agreement.

(h)            No Third-Party Beneficiaries. There are no third party beneficiaries of this Agreement (unless otherwise specified herein) and nothing in this Agreement, express or implied, is intended to confer on any Person other than the Parties and their respective successors, heirs and permitted assigns. Contracts (Rights of Third Parties) Ordinance (Chapter 623 of the Laws of Hong Kong) shall not apply to this Agreement.

(i)            Specific Performance. The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, this being in addition to any other remedy to which such Party is entitled at law, in equity, in contract, in tort or otherwise.

(j)            Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of Hong Kong (without regard to the principles of conflicts of laws that would otherwise require the application of the law of any other state) as to all matters (including any action, suit, litigation, arbitration, mediation, claim, charge, complaint, inquiry, proceeding, hearing, audit, investigation or reviews by or before any Governmental Authority related hereto), including matters of validity, construction, effect, performance and remedies.

(k)            Dispute Resolution. The Parties agree that any dispute relating to, arising out of, resulting from, directly or indirectly, or in connection with the interpretation of this Agreement, the performance of any Party under this Agreement or otherwise relating to this Agreement will be decided by a binding and final confidential arbitration administered by Hong Kong International Arbitration Centre (“HKIAC”) and resolved in accordance with the Arbitration Rules of HKIAC (the “HKIAC Rules”) in force at the time the arbitration is submitted. The seat of arbitration and the place of arbitration shall be Hong Kong. The official language of the arbitration shall be English and the tribunal shall consist of three (3) arbitrators (each, an “Arbitrator”). The claimant shall nominate one (1) Arbitrator; the respondent shall nominate one (1) Arbitrator; and a third (3rd) Arbitrator will be nominated jointly by the first two (2) Arbitrators and shall serve as chairman of the arbitration tribunal. In the event the claimant(s) or respondent(s) or the first two (2) Arbitrators shall fail to nominate or agree the joint nomination of an Arbitrator or the third (3rd) Arbitrator within the time limits specified by the Rules, such Arbitrator shall be appointed promptly by the HKIAC. The arbitration tribunal shall have no authority to award punitive or other punitive-type damages. The award of the arbitration tribunal shall be final and binding upon the disputing parties from the day it is made. Any party to an award may apply to any court of competent jurisdiction for enforcement of such award and, for purposes of the enforcement of such award, the Parties irrevocably and unconditionally submit to the jurisdiction of any court of competent jurisdiction and waive any defenses to such enforcement based on lack of personal jurisdiction or inconvenient forum.

(l)            Delay not a Waiver. No delay or omission to exercise, or failure to assert, any right, power or privilege of any Party under this Agreement shall impair any such right, power or privilege of such Party, nor shall it constitute, or be construed to be, a waiver of any such right, power or privilege. No single or partial exercise of any rights under this Agreement shall preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

(m)            Interpretation; Certain Definition. For the purposes hereof: (i) words in the singular shall be construed to mean the plural and vice versa and words of one gender shall be construed to mean all other genders (including the neutral gender) as the context requires; (ii) the terms “hereof,” “herein,” and “herewith” and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole (including the articles, sections or exhibits) and not to any particular provision of this Agreement, and Article, Section or Exhibit references are to the Article, Section or Exhibit to this Agreement unless otherwise specified; (iii) the word “including” and words of similar import when used in this Agreement shall be deemed to be followed by the words “without limitation”; (iv) the words “or”, “any”, “neither”, “nor” or “either” shall not be exclusive; (v) if the last day for the giving of any notice or the performance of any act required or permitted under this Agreement is a day that is not a Business Day, then the time for the giving of such notice or the performance of such action shall be extended to the next succeeding Business Day; and (vi) references herein to any Applicable Law shall be deemed to refer to such Applicable Law as amended, modified, codified, reenacted, supplemented or superseded in whole or in part and in effect from time to time, and also to all rules and regulations promulgated thereunder.

(n)            Mutual Drafting. With regard to each and every term and condition of this Agreement, the Parties acknowledge and agree that the same have or has been mutually and fairly negotiated, prepared and drafted at arms’ length and that the final terms of this Agreement are the product of the Parties’ negotiations, and if at any time this Agreement or any such terms or conditions are required to interpreted or construed in accordance with the terms herein, no consideration will be given to the Party which actually prepared, drafted or requested any term or condition of this Agreement. Each Party agrees that this Agreement has been purposefully drawn, jointly and equally drafted and correctly reflects each Party’s understanding of the transactions contemplated by this Agreement.

[Signature pages follow]

IN WITNESS WHEREOF, each of the Company and Purchaser has executed or caused this Agreement to be executed by its duly authorized representative as of the date first set forth above.

COMPANY:

Cango Inc.

By:	/s/ Paul Yu
	Name:	Paul Yu
	Title:	Director and Chief Executive Officer

Address for Notices:

Cango Inc.
3131 McKinney Avenue
Dallas, Texas 75204, U.S.A.
with a copy to (which will constitute notice pursuant to Section 2(a)):
Rm. 2605 Harbour Centre
25 Harbour Road
Wanchai, Hong Kong
E-mail: ir@cangoonline.com

with a copy to (which will not constitute notice):

Simpson Thacher & Bartlett
c/o 35th Floor, ICBC Tower
3 Garden Road
Central, Hong Kong
Attention: Yi Gao
E-mail: ygao@stblaw.com

and

Simpson Thacher & Bartlett LLP
6208 China World Tower B
1 Jian Guo Men Wai Avenue
Beijing 100004
China
Attention: Yang Wang
E-mail: yang.wang@stblaw.com

[Signature Page to Lock-up Agreement]

PURCHASER:
DL Holdings Group Limited

By:	/s/ Lang, Joseph Shie Jay
	Name:	Lang, Joseph Shie Jay
	Title:	Director

Address for Notices:

DL Holdings Group Limited
Unit 2902, Vertical Square, 28 Heung Yip Road, Wong Chuk Hang, Hong Kong
Attention: William Li
Email: [Redacted]

[Signature Page to Lock-up Agreement]